Exhibit 99.69

First Phosphate Completes Infill Drill Program

Saguenay-Lac-Saint-Jean, Quebec--(Newsfile Corp. - March 31, 2026) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) (“First Phosphate” or the “Company”) is pleased to announce the completion of its infill drill program launched on October 21, 2025 at its Bégin-Lamarche property in Saguenay-Lac-St-Jean, Quebec.

The drilling campaign has confirmed extensive, continuous mineralization across the existing horizon of the initial resource estimate. The drill program has also discovered two new phosphate intersects located in the Northern Zone and in the Southern Zone on the eastern side of the existing mineralized zone. An additional 10,000 meters of targeted drilling was added to the initial drill program of 30,000 meters to solidify an understanding of these new intersects as well as to test additional mineralization located at depth in various areas across the Northern and Southern Zones.

The Company is currently processing the full set of drill results from its original and expanded drill campaign which totalled about 40,000 m with the goal of upgrading the geological model for the Bégin-Lamarche property in the coming weeks.

“We were able to discover, drill and create a significant geological model for the Bégin-Lamarche property all within about 3.5 years,” commented Gilles Laverdiere, Chief Geologist of First Phosphate. “Such rapid progression from initial discovery reflects the exceptional continuity of the phosphate mineralization and the efficiency of our exploration approach.”

The Company also announces that Gilles Laverdiere will be retiring as Chief Geologist following 48 years of dedicated service to the mining industry. Existing team member, Steeve Lavoie, PGeo., will assume the role of Chief Geologist. Steeve has over 20 years of experience in the mineral exploration industry, having worked most recently with Agnico Eagle Mines prior to joining First Phosphate in November 2025.

“I’d like to thank Gilles Laverdière for his dedication to First Phosphate and the Bégin-Lamarche project since its early discovery and for building our strong exploration foundation,” says First Phosphate CEO, John Passalacqua. “Most importantly, we would like to thank Gilles for delaying his retirement until he could see through Bégin-Lamarche to its resource definition and geological modelling. Gilles is a man of remarkable dedication and a true role model for the industry.”

The Company also announces today a grant of 300,000 incentive stock options (the “Options”) to Steeve Lavoie in accordance with the terms of the Company’s Omnibus Equity Incentive Plan. Each Option has an exercise price of $0.98 and expires on December 29, 2028 with 25% vesting every 6 months for two years following the date of grant. All securities issued in accordance with the Option grant are subject to a hold period of four months plus one day.

First Phosphate Bégin-Lamarche Project 2023-2026 Drill Holes

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/8917/290491_6794497ce49b893a_001full.jpg

Qualified Persons

The scientific and technical information relating to First Phosphate contained in this press release has been reviewed and approved by Gilles Laverdière, P.Geo., Chief Geologist of First Phosphate and Steeve Lavoie, P,Geo., Geology Manager of First Phosphate who are qualified persons within the meaning of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for the production of LFP batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security.

First Phosphate’s flagship Bégin-Lamarche property, located in Saguenay-Lac-Saint-Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high-purity phosphate characterized by very low levels of impurities.

For additional information, please contact:

Bennett Kurtz

CFO, CAO

bennett@firstphosphate.com

Tel : +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X : https://x.com/FirstPhosphate

LinkedIn : https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statement

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, of the GPI funding award under the contribution agreement with NRCan and the project funded thereby including the Company’s plans for building and onshoring a vertically integrated mine-to-market LFP battery supply chain for North America. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include development and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions; there being no significant disruptions affecting the activities of the Company or inability to access required project inputs; permitting and development of the projects being consistent with the Company’s expectations; the accuracy of the current mineral resource estimates for the Company and results of metallurgical testing; certain price assumptions for P2O5 and Fe2O3; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company’s relationship with First Nations and other Indigenous parties remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/290491